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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No    X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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DEBT TO EQUITY SWAP AND LIQUIDITY SUPPORT TO LG CARD BY SHINHAN BANK AND CHOHUNG
BANK

     On January 18, 2005, and January 19, 2005, Shinhan Bank ("SHB") and Chohung Bank ("CHB"), our major bank subsidiaries, respectively held a meeting of board of directors to approve the participation in the creditor banks' additional capital injection in LG Card.

     Shinhan Bank and Chohung Bank resolved to conduct debt-to-equity swap amounting to KRW 11.0 billion and KRW 10.0 billion from previous loans respectively. SHB and CHB also resolved to provide liquidity support amounting to KRW 14.3 billion and KRW 12.0 billion each by subscribing common shares newly issued by LG Card. The detailed schedule for the debt-to-equity swap and liquidity support will be disclosed when the final agreement is reached among creditor banks.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : January 19, 2005